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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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




                                   ELTEK LTD.



6-K Items


     1. Press Release re Eltek Announces 2002 Financial Results dated July 16, 2003.

                                                                          ITEM 1

Press Release                                                 Source: Eltek LTD.

Eltek Announces 2002 Financial Results

Wednesday July 16, 1:04 pm ET

PETACH - TIKVA, Israel--(BUSINESS WIRE)--July 16, 2003--Eltek LTD. (Nasdaq:ELTK
- News), the leading Israeli manufacturer of advanced circuitry solutions, today announced its financial results for the fourth quarter of 2002 and the year ended December 31, 2002.

Revenues for the year 2002 were NIS 110.1 million ($23.2 million) compared with NIS 122.2 million ($25.8 million) for the year 2001. Net loss for the year 2002 was NIS 16 million ($3.4 million), or NIS 5.46 ($1.15) per NIS 1 par value of shares, compared with net profit of NIS 2.9 million ($610,000), or NIS 0.98 ($0.21) per NIS 1 par value of shares, for 2001.

Revenues for the fourth quarter of 2002 were NIS 27.9 million ($5.9 million) compared with NIS 30 million ($6.3 million) for the fourth quarter of 2001. Net loss for the fourth quarter of 2002 was NIS 7 million ($ 1.5 million), or NIS
2.4 ($0.50) per NIS 1 par value of shares, compared with a net loss of NIS 1.7 million ($361,000), or NIS 0.58 ($0. 12) per NIS 1 par value of shares, for the fourth quarter of 2001.

The company noted that the results for the fourth quarter of 2002 and the year ended December 31, 2002 reflect those of both Eltek and its Kubatronik subsidiary. Eltek completed an acquisition of 76% of Kubatronik in June 2002.

Commenting on the results, Mr. Arieh Reichart, president and CEO of Eltek, said, "Eltek's 2002 second half losses are primarily attributable to a drastic price deterioration in our markets as well as steep domestic competitive pressures. Our losses led us to put into operation a comprehensive action plan aimed at substantially narrowing our losses as well as allowing us to achieve positive operating cash flow.

"The painful measures undertaken pursuant to the plan, included personnel reductions, progressive wage reductions and supplier contract modifications. We also entered into a new bank loan agreements. We believe that these actions position us to achieve positive operating cash flow in the second half of 2003. The plan's impact was not reflected in our 2002 results, but will seen in our quarterly results beginning in the first quarter of 2003, which are expected to be released in August 2003."

Mr. Reichart concluded by saying, "Our largest shareholder's financial support further demonstrated by his recent $0.5 million cash investment in the company, as well as the continued efforts by our employees have played a very significant role in our ability to successfully return to a positive operating cash flow."

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at http://www.eltek.co.il

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

-0-

                              ELTEK LTD.

                 Consolidated Statements of Operations
          Adjusted to New Israeli Shekels as of December 2002
                 (In thousands, except per share data)

                                   Convenience
                                   translation
                                   -----------
                         Year ended
                        December 31,
               -------------------------------
                 2001      2002       2002
                  NIS       NIS      U.S. $
               (Audited) (Audited) (Unaudited)

Revenues        122,225   110,111      23,244
Costs of
 revenues       103,282   108,504      22,905
               --------- --------- -----------
Gross profit
 (loss)          18,943     1,607         339
Research and
 development
 costs, net         406       118          25
Selling,
 general and
 administrative
 expenses        14,547    15,443       3,260
Amortization of
 goodwill             -       298          63
               --------- --------- -----------
Operating
 income (loss)    3,990   (14,252)     (3,009)
Financial
 expenses, net    1,834     1,471         311
               --------- --------- -----------
Income (loss)
 before other
 income
 (expenses)       2,156   (15,723)     (3,320)
Other incomes
 (expenses),
 net                732       296          63
               --------- --------- -----------
Income (loss)
 before taxes
 on income        2,888   (15,427)     (3,257)
Taxes on income       -       387          82
               --------- --------- -----------
Income  (loss)
 after taxes on
 income           2,888   (15,814)     (3,339)
Minority share
 in subsidiary's
 net income           -       202          43
               --------- --------- -----------
Net income
 (loss) for the
 period           2,888   (16,016)     (3,382)
               ========= ========= ===========
Basic and
 diluted
 earnings
 (loss) per
 NIS 1 par
 value of the
 share capital(a)  0.98     (5.46)      (1.15)
               ========= ========= ===========

Total par value of shares used to compute basic and diluted net earnings (loss)
 per NIS 1 par value of
 share            2,932     2,932       2,932
               ========= ========= ===========

(a) Ordinary shares of a par value of NIS 0.6 each.

                                    Convenience
                                    translation
                                    -----------
                    Three months ended
                      December 31,
               -------------------------------
                 2001        2002        2002
                  NIS         NIS       U.S. $
               (Unaudited) (Unaudited) (Unaudited)

Revenues         29,974      27,868       5,883
Costs of
 revenues        27,426      29,506       6,228
               --------- --------- -----------
Gross profit
 (loss)           2,548      (1,638)       (345)
Research and
 development
 costs, net           -           -           -
Selling,
 general and
 administrative
 expenses         3,583       4,393         927
Amortization of
 goodwill             -         140          30
               --------- --------- -----------
Operating
 income (loss)   (1,035)     (6,171)     (1,302)
Financial
 expenses, net      675         709         150
               --------- --------- -----------
Income (loss)
 before other
 income
 (expenses)      (1,710)     (6,880)     (1,452)
Other incomes
 (expenses),
 net                  -         303          64
               --------- --------- -----------
Income (loss)
 before taxes
 on income       (1,710)     (6,577)     (1,388)
Taxes on income       -         291          61
               --------- --------- -----------
Income  (loss)
 after taxes on
 income          (1,710)     (6,868)     (1,449)
Minority share
 in subsidiary's
 net income           -          83          18
               --------- --------- -----------
Net income
 (loss) for the
 period          (1,710)     (6,951)     (1,467)
               ========= ========= ===========

Basic and
 diluted
 earnings
 (loss) per
 NIS 1 par
 value of the
 share capital(a) (0.58)      (2.37)      (0.50)
               ========= ========= ===========
Total par value
 of shares used
 to compute
 basic and
 diluted net
 earnings
 (loss)
 per NIS
 1 par value of
 share            2,932       2,932       2,932
               ========= ========= ===========

(a) Ordinary shares of a par value of NIS 0.6 each.


                              Eltek Ltd.
                 Consolidated Condensed Balance Sheets
               Adjusted to New Israeli Shekels as of December 2002

                                                           Convenience
                                                           Translation
                                                           -----------
                                                            December
                                          December 31,         31,
                                      -------------------- -----------
                                        2001      2002        2002
                            Audited Audited Unaudited
                                        NIS        NIS       U.S. $
                                      -------- ----------- -----------
                                       (in
                                   thousands)
Assets

Current assets
Cash and cash equivalents               6,698       6,357       1,342
Receivables: Trade                     28,996      25,861       5,460
             Other                      1,654       1,665         351
Inventories                            14,804      12,630       2,666
Prepaid expenses                        1,023       1,212         256
                                      -------- ----------- -----------
Total current assets                   53,175      47,725      10,075
                                      -------- ----------- -----------
Property and equipment, net            55,444      55,071      11,626
                                      -------- ----------- -----------
Goodwill                                    -       5,069       1,070
                                      -------- ----------- -----------
Total assets                          108,619     107,865      22,771
                                      ======== =========== ===========

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current
 maturities of long-term debts         17,835      21,130       4,461
Trade payables                         19,625      23,132       4,883
Other liabilities and accrued expenses  7,855       8,072       1,704
                                      -------- ----------- -----------
Total current liabilities              45,315      52,334      11,048
                                      -------- ----------- -----------

Long- term liabilities
Long term debt, excluding current
 maturities                            15,474      21,130       4,461
Employee severance benefits               850       1,013         213
                                      -------- ----------- -----------
Total long - term liabilities          16,324      22,143       4,674
                                      -------- ----------- -----------
Total liabilities                      61,639      74,477      15,722
                                      -------- ----------- -----------
Minority interests                          -       1,875         396
                                      -------- ----------- -----------
Shareholder's equity Ordinary shares, NIS 0.6 par value.
 Authorized 50,000,000 shares, issued
 and outstanding 4,885,651 shares      29,898      29,898       6,312
Additional paid in capital             52,984      52,984      11,185
Capital reserves related to loans from
 controlling shareholders              10,202      10,202       2,154
Cumulative foreign currency
 translation adjustments                    -         549         116
Capital reserve                         6,814       6,814       1,438
Accumulated deficit                   (52,918)    (68,934)    (14,552)
                                      -------- ----------- -----------
Total shareholder's equity             46,980      31,513       6,653
                                      -------- ----------- -----------
Total liabilities and shareholders'
 equity                               108,619     107,865      22,771
                                      ======== =========== ===========

--------------------
Contact:
     ELTEK
     Arieh Reichart, President and CEO
     972.3.9395025
     reichart@eltek.co.il
              -----------
     or
     Investor & Public Relations
     Kwan Communications
     Zvi Rabin / Gilad Friedhaber
     972.50.600140 / 972.55.75485
     zvi@kwan.co.il / gilad@kwan.co.il
         ----------   ----------------

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ELTEK LTD.
                                            ------------
                                            (Registrant)



                                            By: /s/Arieh Reichart
                                                -----------------
                                                  Arieh Reichart
                                                  President and Chief
                                                   Executive Officer



Date:   July 16, 2003